Exhibit 4.7
SUPPLEMENTAL UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DIFFERENCES AND DISCLOSURES
As at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006
In millions of Canadian dollars, except per share data
This supplemental information should be read in conjunction with the audited annual consolidated financial statements of Canadian Pacific Railway Limited (“CP” or “the Company”) as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008. Material measurement differences between generally accepted accounting principles (“GAAP”) in Canada and the U.S. are described in Note 28 to the Company’s December 31, 2008 audited consolidated financial statements. Presentation of the following additional differences and disclosures required under U.S. GAAP and Regulation S-X of the United States Securities and Exchange Commission (“Regulation S-X”) as specified in Item 18 of Form 20-F are as follows:
Short-term borrowings
The weighted average interest rate on short term borrowings for each of the years ended December 31, 2008, 2007 and 2006 are as follows:

Year	Weighted Average Interest Rate

2008	3.85%
2007	5.56%
2006	5.16%

Accounts payable and accrued liabilities
As at December 31, 2008 and 2007, accounts payable and accrued liabilities consisted of the following amounts:

In millions of Canadian dollars	2008	2007

Trade payables	$289.5	$255.8
Payroll-related accruals	96.1	137.0
Accrued vacation	92.5	83.4
Accrued charges	288.1	252.2
Accrued interest	76.0	61.5
Personal injury and other claims provision	93.1	78.6
Workforce reduction provisions	43.1	58.1
Other	56.5	54.2

	$1,034.9	$980.8

Stock-based compensation
At December 31, 2008, the Company had several stock-based compensation plans, including stock option plans, a Deferred Share Unit plan (DSU), a Restricted Stock Unit plan (RSU), a Performance Stock Unit plan (PSU) and an employee stock savings plan. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard 123 Revised 2004 — “Share Based Payment” (“FASB 123R”), on a modified prospective basis for U.S. GAAP purposes. The following additional disclosures are required under FASB 123R.
Significant assumptions
The Company utilized an estimated forfeiture rate of 2.0% in 2008 (2007 — 2.1%, 2006 — 2.0%) in determining the fair value of its equity option plans. This rate is monitored on a periodic basis to ensure that CP does not surpass this estimate. The Company has based this forfeiture rate on historical information and does not anticipate material changes in future years.

In assessing the fair value of CP’s equity option plans, the dividend yield is determined by the current annual dividend by the current stock price. The Company does not employ different dividend yields throughout the year. The risk free rate utilized in determining fair values is based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
Currently, the Company is not subject to post vesting restrictions on its stock option plans prior to expiry.
Disclosure of non-vested options
The Company’s non-vested options consist of options granted under the Company’s stock option plan. A summary of the status of non-vested stock options as at December 31, 2008 and changes during the year is presented below:

	Non-vested options
		Weighted average
		grant date fair
	Number of options	value per option

Outstanding, January 1, 2008	2,946,100	$12.57
New options granted	1,376,600	15.39
Forfeited	(39,700)	14.01
Vested	(1,169,900)	11.64

Outstanding, December 31, 2008	3,113,100	$13.37

Aggregate intrinsic value of options outstanding and exercisable
The following table provides the number of stock options outstanding and exercisable as at December 31, 2008 by range of exercise prices and the aggregate intrinsic value for in-the-money stock options. The aggregate intrinsic value represents the amount that would have been retained by the option holders had the option holders exercised their options on December 31, 2008 and sold the related shares at the Company’s closing stock price of $40.98.

	Options outstanding		Options exercisable
		Aggregate		Aggregate
		intrinsic		intrinsic
Range of		value in millions		value in millions
exercise prices	Number of options	of Canadian dollars	Number of options	of Canadian dollars

$14.07 - $18.06	169,750	$4.5	169,750	$4.5
$27.62 - $40.47	2,345,898	22.7	2,335,898	22.7
$42.05 - $62.56	3,777,895	—	2,041,295	—
$63.45 - $74.89	1,377,600	—	11,100	—

Total	7,671,143	$27.2	4,558,043	$27.2

Options exercised
The following table provides information related to options exercised in the stock option plan during the years ended December 31, 2008, 2007, and 2006.

In millions of Canadian dollars	2008	2007	2006

Total intrinsic value	$18.0	$31.9	$18.2
Cash received by the Company upon exercise of options	18.5	26.5	17.0
Related tax benefits realized	0.1	0.4	0.8

Total fair value of stock option plan shares vested during the year
The following table refers to the total fair value of shares vested for stock option plans during the year for each of the years ended December 31, 2008, 2007 and 2006:

In millions of Canadian dollars	2008	2007	2006

Regular stock option plan	$10.8	$8.8	$8.7
Performance stock option plan	2.8	12.0	5.0

Total	$13.6	$20.8	$13.7

Share based liabilities paid
The following table refers to the total share based liabilities paid for each of the years ended December 31, 2008, 2007 and 2006:
Plan

In millions of Canadian dollars	2008	2007	2006

SARs	$1.8	$5.7	$2.4
Replacement Options and SARs	—	—	0.1
DSU	2.4	6.5	1.6

Total	$4.2	$12.2	$4.1

Capitalized stock compensation
Capitalized compensation expenditures, included as part of the cost of assets, were $nil million in 2008 (2007 — $0.7 million; 2006 — $nil).

Unrecognized compensation costs
For the fiscal year ended 2008, the unrecognized compensation costs were as follows:
Plan

	Unrecognized	Weighted average
	compensation	remaining
In millions of Canadian dollars	costs	recognition period

Stock Option Plan	$9.4	1.8 years
SAR	1.0	1.4 years
RSU	0.3	1.4 years
DSU	0.3	1.1 years

Stock compensation expense
The total compensation cost charged to income in respect of the Company’s stock-based compensation plans under U.S. GAAP was a recovery of $30.6 million for the year ended December 31, 2008 (2007 — expense of $35.4 million; 2006 — expense of $55.1 million).
Income taxes
Deferred income taxes reconciliation
The rate utilized in reconciling income tax expense between the amount computed per the Statement of Consolidated Income and the applicable statutory federal and provincial income tax rate amounts to 31.53% for 2008 (2007 — 30.58%; 2006 — 32.95%). This rate is the applicable statutory income tax rate as enacted by the federal and provincial governments in Canada.
Expiry of tax losses and credits
At December 31, 2008, the Company has income tax operating losses carried forward of $83.9 million, certain of which will begin to expire in 2015. In addition, the Company has income tax capital losses carried forward of $99.0 million that do not expire. The Company also has alternative minimum tax credits of approximately $27.1 million that carry forward indefinitely as well as investment tax credits of $9.1 million, certain of which will begin to expire in 2013, and track maintenance credits of $21.0 million which will begin to expire in 2025.
Disclosure of uncertainty in income tax positions
The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2008:

In millions of Canadian dollars	2008

Gross unrecognized tax benefits at January 1, 2008	$79.2

Additions:
Gross uncertain tax benefits related to the current year	9.4
Gross uncertain tax benefits related to prior years	4.6
Accrued interest on uncertain tax benefits	7.6

Dispositions:
Gross uncertain tax benefits related to prior years	(13.5)
Accrued interest on uncertain tax benefits	(4.8)

Gross unrecognized tax benefits as at December 31, 2008	$82.5

Net unrecognized tax benefits as at December 31, 2008	$82.5

As at December 31, 2008, the total amount of gross unrecognized tax positions amounts to $82.5 million prior to the consideration of reductions in relation to the lapse of applicable statute of limitations between taxation authorities. If these uncertain tax positions were recognized all of the net amount of unrecognized tax positions as at December 31, 2008 would impact the Company’s effective tax rate.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Statement of Consolidated Income. The total amount of interest and penalties expensed in the 2008 Statement of Consolidated Income amounts to $2.8 million and $0.5 million, respectively. The total amounts of accrued interest and penalties recognized in the 2008 Consolidated Balance Sheet were also $2.8 million and $0.5 million, respectively.
The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2003. The federal and provincial income tax returns filed for 2004 and subsequent years remain subject to examination by the taxation authorities.
All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2004. The income tax returns for 2005 and subsequent years continue to remain subject to examination by the taxation authorities.
The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next 12 months as at December 31, 2008.
Pensions and other benefits
The Pension Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable capital market indices. In accordance with the investment policy, derivative instruments are used to partially hedge foreign currency exposures and to reduce asset/liability interest rate mismatch risk. The investment policy allows the managers to invest in securities of the Company or its subsidiaries, subject to prescribed limits.
To develop the expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, developed from a five-year average of market values for the plans’ public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the plans’ fixed income, real estate and infrastructure securities.
The pension obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments that has the same duration as the pension obligation. The discount rate is determined by management with the aid of third-party actuaries.
Under U.S. GAAP the pension plans’ accumulated benefit obligation as at December 31, 2008 was $6,706.7 million (2007 — $7,464.2 million).
Total contributions for all of the Company’s defined benefit pension plans are expected to be in the range of $100 million to $150 million in 2009.

Estimated future benefit payments
The estimated future pension benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions of Canadian dollars	Pensions

2009	$427.4
2010	440.6
2011	455.9
2012	473.3
2013	494.0
2014 - 2018	2,799.6

Components of net periodic benefit cost
The elements of net periodic benefit cost under U.S. GAAP for defined benefit pension plans and other benefits recognized included the following components:
Pensions under U.S. GAAP

In millions of Canadian dollars	2008	2007	2006

Current service cost	$97.4	$97.6	$101.9
Interest cost	445.2	420.0	400.0
Expected return on plan assets	(583.2)	(554.2)	(526.2)
Amortization of transitional obligation	—	—	0.6
Amortization of prior service cost	31.4	27.6	26.7
Recognized net actuarial loss	47.8	65.6	67.3

Net periodic benefit cost	$38.6	$56.6	$70.3

Other benefits under U.S. GAAP

In millions of Canadian dollars	2008	2007	2006

Current service cost	$16.1	$16.8	$15.1
Interest cost	27.0	26.7	26.6
Expected return on plan assets	(0.7)	(0.6)	(0.6)
Amortization of prior service cost	(1.5)	(1.6)	(1.6)
Recognized net actuarial loss (gain)	(1.9)	2.9	4.2
Settlement gain	(4.8)	(10.7)	—

Net periodic benefit cost	$34.2	$33.5	$43.7

Amounts recognized in Consolidated Balance Sheet under U.S. GAAP
Under U.S. GAAP, amounts for the Company’s defined benefit plans in the Consolidated Balance Sheet were as follows:

	Pensions		Other Benefits
In millions of Canadian dollars	2008	2007	2008	2007

Current liabilities	$—	$—	$37.6	$38.4
Non current liabilities	949.8	415.3	388.3	440.8

Amounts recognized in accumulated other comprehensive income under U.S. GAAP
Under U.S. GAAP, accumulated other comprehensive income includes the following amounts for the Company’s defined benefit plans:

	Pensions		Other Benefits
In millions of Canadian dollars	2008	2007	2008	2007

Net actuarial loss	$1,722.3	$1,139.7	$79.5	$140.8
Prior service cost	193.5	182.8	(6.5)	(7.9)
Deferred income tax	(517.6)	(402.8)	(20.3)	(42.4)

Total	$1,398.2	$919.7	$52.7	$90.5

Amounts recognized in other comprehensive income under U.S. GAAP
Under U.S. GAAP, other comprehensive income includes the following amounts for the Company’s defined benefit plans:
Unfunded pension/minimum pension liability

In millions of Canadian dollars	2008	2007	2006

Net actuarial loss arising during the period	$630.4	$269.8	$—
Prior service cost arising during the period	42.0	22.5	—
Amortization of net actuarial loss included in net periodic benefit cost	(47.8)	(65.6)	—
Amortization of prior service cost included in net periodic benefit cost	(31.4)	(27.6)	—
Minimum pension liability adjustment	—	—	783.3
Deferred income tax	(164.8)	(38.7)	(275.7)

Total	$428.4	$160.4	$507.6

Unfunded post-retirement benefits

In millions of Canadian dollars	2008	2007	2006

Net actuarial (gain) arising during the period	$(58.3)	$(11.3)	$—
Prior service cost arising during the period	—	0.1	—
Amortization of net actuarial loss included in net periodic benefit cost	(3.0)	(2.9)	—
Amortization of prior service cost included in net periodic benefit cost	1.5	1.6	—
Deferred income tax	16.6	3.5	—

Total	$(43.2)	$(9.0)	$—

The unamortized actuarial loss and the unamortized prior service cost included in accumulated other comprehensive income that is expected to be recognized in net periodic benefit cost during 2009 are $7.7 million and $32.0 million, respectively, for pensions and $3.6 million and a recovery of $1.5 million, respectively, for other post-retirement benefits.
Business combination
Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired in October 2007 and is wholly owned. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of DM&E.
The acquisition of DM&E was a strategic expansion of CP’s network. DM&E is connected to the CP network at Minneapolis, Chicago and Winona. DM&E also has connections to and interchanges with all seven Class 1 railroads and is proximate to the Powder River Basin, which contains the largest deposit of low-cost, low sulphur coal in North America. The growing regional franchise of DM&E, the expansion of CP’s network and the synergies generated from this acquisition supported the purchase price of $1.5 billion including approximately $163 million for goodwill. The goodwill is not tax deductible.
U.S. GAAP requires unaudited supplemental pro forma income statement information for the period in which a material business combination occurs. Material business combinations must be presented, on a pro forma basis, as if the acquisition had taken place at the beginning of the fiscal period and the immediately preceding comparative period. Pro forma results are not indicative of actual results or future performance. The pro forma information presented below assumes this acquisition took place on January 1, 2008 and 2007, respectively.

	2008	2007
In millions of Canadian dollars, except per share data	(unaudited)	(unaudited)

Pro forma revenue	$5,227.2	$5,016.7
Pro forma net income	$619.0	$976.2
Pro forma basic earnings per share	$4.03	$6.34
Pro forma diluted earnings per share	$3.98	$6.27

Significant equity method investee
The following table represents a summary of significant accounts for the Company’s investment in DM&E accounted for on an equity basis as at December 31, 2007. As at December 31, 2008 the earnings and financial position of DM&E were reflected in the results and financial position of the company on a consolidated basis. Income statement items presented in the following table reflect the operations in DM&E from the acquisition date of October 4, 2007 to December 31, 2007 and for the period to October 29, 2008.

	Period from January 1	Period from October 4
In millions of Canadian dollars	to October 29, 2008	to December 31, 2007

Current assets	N/A	$177.2
Non-current assets	N/A	2,148.2
Current liabilities	N/A	168.9
Non-current liabilities	N/A	661.4
Revenues	$295.6	72.0
Revenues less operating expenses	86.8	21.6
Net income	51.3	12.3

Framework for Fair Value Measurement
The Company adopted the provisions of FASB Statement No. 157 “Fair Value Measurements”, effective January 1, 2008 and all related FASB Staff Positions published to the date of this report. The standard establishes a framework for measuring fair value and expands the disclosures about fair value measurements. The implementation of this standard did not have a material impact on the consolidated financial statements as the Company’s current policy on accounting for fair value measurements is consistent with this guidance.
The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, CP incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.
Fair Value of Financial Instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are directly or indirectly observable inputs other than quoted prices. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.
•	Level 1: This category includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: This category includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market. Instruments valued using inputs in this category include non exchange traded derivatives such as over the counter financial forward contracts, as well as swaps for which observable inputs can be obtained for the entire duration of the derivative instrument.

•	Level 3: This category includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. Note 11 of the Company’s December 31, 2008 consolidated financial statements provides a detailed analysis of the techniques used to value third party asset-backed commercial paper (“ABCP”).
The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2008.

In millions of Canadian dollars	Level 1	Level 2	Level 3	Total

Financial Assets:
Accounts receivable and other current assets	$—	$10.4	$—	$10.4
Investments	—	—	72.7	72.7
Other assets and deferred charges	—	71.0	—	71.0

Financial Liabilities:
Accounts payable and accrued liabilities	—	4.6	—	4.6
Deferred liabilities	—	67.9	—	67.9

Fair value measurements using significant unobservable inputs (Level 3)
Below is a roll-forward of assets and liabilities measured at fair value using Level 3 inputs for the year ended December 31, 2008. These instruments, related to ABCP, were valued using pricing models that, in management’s judgment, reflect the assumptions a market place participant would use.

In millions of Canadian dollars	Financial Assets

Beginning Balance, January 1, 2008	$122.1
Total losses unrealized, included in earnings	(49.4)

Closing Balance, December 31, 2008	$72.7

Unrealized losses are reported within the caption “Change in estimated fair value of Canadian third party asset-backed commercial paper” on the face of the Statement of Consolidated Income. No losses were realized.
Credit Risk
Entering into derivative financial instruments can result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements, frequent assessment of counterparty credit ratings and netting arrangements.
Counterparty credit valuation adjustments may be necessary when the market price of an instrument is not indicative of the fair value due to the credit quality of the counterparty. Generally, market quotes assume that all counterparties have near zero, or low, default rates and have equal credit quality. Therefore, an adjustment may be necessary to reflect the credit quality of a specific counterparty to determine the fair value of the instrument. CP monitors the counterparties’ credit ratings and could unwind positions if their ratings deteriorate. As of December 31, 2008, with the exception of the ABCP, the only outstanding derivatives were crude oil swaps, interest rate swaps, currency forwards, foreign exchange contracts on fuel, and a total return swap that are all made with major banks.
Environmental remediation
Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Deferred liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”, and payments are expected to be made over 10 years to 2018.
Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to “Deferred liabilities” on CP’s Consolidated Balance Sheet and to “Special charges” within operating expenses on CP’s Statement of Consolidated Income.
Statement of consolidated cash flows
Interest paid, net of amount capitalized
Note 5 to the December 31, 2008 consolidated financial statements discloses the gross interest paid in each of the years 2008, 2007 and 2006. These amounts include interest paid which the company has capitalized. Interest paid, net of amounts capitalized, was $265.5 million in 2008 (2007 — $207.8 million, 2006 — $192.8 million).
Income taxes paid
U.S. GAAP requires the disclosure of income taxes paid. Canadian GAAP requires the disclosure of income tax cash flows, which would include any income taxes recovered during the year. Income taxes paid were $70.0 million in 2008 (2007 — $18.8 million, 2006 — $58.4 million).
Dividends declared
Dividends declared per share were $0.9900, $0.9000 and $0.7500 in 2008, 2007 and 2006, respectively.
Non cash investing activities
The Company obtained items of property, plant and equipment under capital lease obligations totaling $79.5 million (2007 — $12.0 million, 2006 — $21.6 million)
Balance sheet presentation
Authorized and issued common shares
Under U.S. GAAP, the number of authorized and issued common shares as disclosed in Note 20 to the December 31, 2008 consolidated financial statements would be disclosed on the face of the Consolidated Balance Sheet.

Net properties
Under U.S. GAAP, the following disclosure of properties held under capital leases by class of asset would be included:

	2008			2007
		Accumulated	Net Book		Accumulated	Net Book
In millions of Canadian dollars	Cost	Depreciation	Value	Cost	Depreciation	Value

Properties held under capital leases
Rolling Stock	$604.3	$152.6	$451.7	$501.2	$127.1	$374.1
Other	5.6	1.3	4.3	2.2	0.4	1.8

Total properties held under capital leases	$609.9	$153.9	$456.0	$503.4	$127.5	$375.9

Future minimum lease rentals
Future minimum lease rentals for leases where the Company is the lessor are expected to be:

In millions of Canadian dollars	Future Minimum Lease Revenue

2009	$8.8
2010	6.8
2011	6.7
2012	6.7
2013	6.6
Thereafter	36.0

Total	$71.6

Presentation of income statement components
Revenues
Revenues are presented net of taxes collected from customers and remitted to governmental authorities.
Interest expense
Under U.S. GAAP and Regulation S-X, interest expense should not be presented on a net basis on the face of the Statement of Consolidated Income. This is allowed when there is appropriate disclosure in the notes to the financial statements under Canadian GAAP as in Note 5 to the December 31, 2008 consolidated financial statements. In addition to the amounts of interest expensed, disclosed in this note, the Company capitalized interest of $4.5 million in 2008, (2007 — $1.5 million, 2006 — $ nil). The total interest cost incurred was $274.9 million in 2008 (2007 — $221.1 million, 2006 — 205.5 million).
Rental expense for operating leases
Rental expense for operating leases for the years ended 2008, 2007 and 2006 was $180.8 million, $200.5 million and $194.0 million, respectively.

Amortization of discount on accruals
Under U.S. GAAP, amortization of discount on accruals recorded at present value for restructuring and workers’ compensation totaling $6.4 million in 2008 (2007 — $8.1 million, 2006 — $10.0 million) should be presented in operating expenses, whereas under Canadian GAAP these expenses are presented within “Other income and charges”.
Amortization expense for intangible assets
The estimated amortization expense for intangible assets is: 2009 — $2.6 million, 2010 — $1.9 million, 2011 — $1.8 million, 2012 — $1.3 million and 2013 — $1.3 million.
Income before income tax expense and equity income
Regulation S-X requires the presentation of income before tax expense and equity income on the face of the Statement of Consolidated Income. In 2008 this totaled $707.9 million (2007 — $1,078.6 million; 2006 — $906.2 million).

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825
Report of Independent Auditors on
Supplemental United States Generally Accepted Accounting Principles Differences and
Disclosures
To the Board of Directors of Canadian Pacific Railway Limited
Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 23, 2009 appearing in the Annual Report on Form 40-F of Canadian Pacific Railway Limited (the “Company”) for the year ended December 31, 2008 also included an audit of the financial statement schedule, “Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures” of the Company as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 which is included herein and was prepared pursuant to the disclosure requirements of Item 18 of Form 20-F. In our opinion, this financial statement schedule, “Supplemental United States Generally Accepted Accounting Principles Differences and Disclosures” presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
Chartered Accountants
Calgary, Alberta, Canada
February 23, 2009
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.